PUBLIC OFFER OF PURCHASE RELATING TO ALL THE SHARES ISSUED BY UPROAR INC., A COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE BY FLIPSIDE ACQUISITION CORPORATION.




--------------------------------------------------------------------------------

ADDITIONAL INFORMATION TO BELGIAN HOLDERS OF SHARES ISSUED BY UPROAR INC.



The Offer Document published in the United States at the time of this transaction has been submitted to the Securities and Exchange Commission.



The Offer Document (additional information included) has been approved by the Banking and Finance Commission on [o] 2001 in application of Article 17 of the Royal Decree of November 8, 1989 relating to public offers of acquisition and modifications of the control of companies.



This approval does not involve any determination of the opportunity or the quality of the transaction, nor the situation of the one who achieves it.



The Offer Document in English is published in Belgium accompanied by the information document in French and in Dutch containing information specific to the Belgian market.



The opinion prescribed by Article 21 of the Royal Decree of November 8, 1989 relating to public offers of acquisition and modifications of the control of companies appeared in the press on [o] 2001.



[The Banking and Finance Commission has granted exemptions to Flipside] Acquisition Corporation for Article 3, 2(degree), Article 3, 6(degree) and
Article 21 of the Royal Decree of November 8, 1989 relating to public offers of acquisition and modifications of the control of companies. In particular, the receipt of acceptances and the payment of the price shall not be made through a credit organization or a stock exchange company, but through EASDAQ for the receipt of acceptances and by Mellon Investor Services LLC for the payment of the price.]

--------------------------------------------------------------------------------

INFORMATION AIMED AT BELGIAN HOLDERS OF SHARES ISSUED BY UPROAR INC.



                                     WARNING

The information contained in this document or in the Offer Document may no longer be accurate after the date of its dissemination. However, any important information which would be relevant for the investors and which would come to be known during the acceptance period of the offer shall be rendered public, pursuant to applicable legal provisions.

The dissemination of this document and the Offer Document can be subject to restrictions in countries other than Belgium. As a consequence, the persons receiving these documents must make inquiries as to the existence of such restrictions.

Any person residing outside Belgium and wishing to transfer shares issued by Uproar Inc. within the framework of the offer must assure himself that he conforms to all the applicable provisions in the country concerned (including the provisions relating to any governmental authorization or any other consent having to be obtained, as well as any duty or any tax due abroad). This document does not constitute a public offer in all countries where such an offer would not be authorized or would not be legal and this document cannot be used for such a purpose.

WARNING TO ALL THE HOLDERS OF SHARES ISSUED BY UPROAR INC. (HEREAFTER CALLED "THE HOLDERS") RELATING TO THE APPLICATION OF BELGIAN LAW WHICH GOVERNS THE FORMALITIES AND CONDITIONS OF THE OFFER IN BELGIUM. NUMEROUS ASPECTS OF THE OFFER ARE IMPLEMENTED IN ACCORDANCE WITH RULES AND PROCEDURES OF THE FEDERAL LAWS OF THE UNITED STATES AND THE LAW OF THE STATE OF DELAWARE. THE ATTENTION OF ALL THE HOLDERS WISHING TO REPLY TO THIS OFFER MUST BE DRAWN TO THE FACT THAT THE RULES AND PROCEDURES OF THE LAWS OF THE UNITED STATES AND THE STATE OF DELAWARE DIFFERS IN MANY RESPECTS FROM RULES AND PROCEDURES PROVIDED BY THE ROYAL DECREE OF NOVEMBER 8, 1989 RELATING TO PUBLIC OFFERS OF ACQUISITION AND MODIFICATIONS OF THE CONTROL OF COMPANIES.

This document is diffused in French and in Dutch. In case of divergence between the different versions, the French version shall prevail. In case of divergence between this document and the Offer Document, the Offer Document shall prevail.



                                   DEFINITIONS

All the words and the terms used in English in this document have the same meaning as that which is given to them in the document entitled "OFFER DOCUMENT", unless otherwise indicated.

                         DESCRIPTION OF THE TRANSACTION

On February 5, 2001, the companies Flipside Inc., Flipside Acquisition Corporation and Uproar Inc. have concluded a merger agreement called "Agreement and Plan of Merger". Subsequent to this agreement, Flipside Acquisition Corporation had decided to offer to all the shareholders of Uproar Inc. to purchase their shares at a price of USD 3 per share.

Uproar Inc. is listed on NASDAQ and EASDAQ.

In Belgium, shares issued by Uproar Inc. are listed on EASDAQ.

This public offer to purchase is an offer in this case only. This offer is subject to provisions of the Offer Document. The offer price is USD 3 per share.

The offer of Flipside Acquisition Corporation has been deemed as being fair and in the best interests of shareholders of Uproar Inc., by the Board of Directors of this latter. The said Board recommends the shareholders to reply favorably to this offer.

Flipside Acquisition Corporation is a 100% subsidiary of Flipside Inc., which is itself an 82% indirect subsidiary of Vivendi Universal.

More information concerning these companies are found at pages 18 and following of the Offer Document.

Uproar Inc. is based in the United States and is specialized in games on the Internet. More information concerning this company is found at pages 15 and following of the Offer Document.

In case of success of the offer, it is within the intentions of Flipside Acquisition Corporation to request the cancellation of Uproar Inc. from the listing in EASDAQ.



                                    LIABILITY

Flipside Acquisition Corporation accepts the liability for information contained in the Offer Document and in this document.

To the best knowledge of Flipside Acquisition Corporation, the information contained in the documents for which it accepts to assume a liability are in accordance with facts andthese documents do not omit anything that is likely to alter these information.



            FURTHER DECLARATIONS OF FLIPSIDE ACQUISITION CORPORATION

The offer made by Flipside Acquisition Corporation is subject to a certain number of conditions, described in the Offer Document, more particularly at pages [36 to o], and especially:

(a) Within the limits permitted by the law of the State of Delaware and the Offer Document, the number of acceptances must be equal to minimum 50% of the total number of shares issued by Uproar Inc. referred to in the offer (see especially page [8] of the Offer Document);

(b) A certain number of administrative authorizations must be obtained (see more particularly pages [36 and following] of the Offer Document);

(c) A certain number of objective criteria relating to Uproar Inc. must be met (see more particularly pages [37 and following] of the Offer Document).

The shareholders having accepted the offer of Flipside Acquisition Corporation shall be released from their acceptance in case of counter offer. Any increase of the offer price will benefit the shareholders who have accepted the offer before the said increase. The acceptances of the offer that would have been introduced before the publication of the Offer Document do not bind the shareholders.



AVAILABILITY OF THE OFFER DOCUMENT AND THIS DOCUMENT AND FINANCIAL SERVICE

The Offer Document, this document and the acceptance forms are made freely available to the public from EASDAQ, 56 rue des Colonies, 1000 Brussels (telephone 02/[o]).

The financial service relating to the offer is assured by Mellon Investor Services LLC, P. O. Box 3301, South Hackensack, New Jersey 07606. The investor holding a favorable result of the offer of Flipside Acquisition Corporation will however have to bear all the possible costs claimed by other financial intermediaries.

The holders of shares issued by Uproar Inc. are welcome to use the acceptance form in English that is attached to the Offer Document.



                              PROGRESS OF THE OFFER

The offer shall be open in Belgium from the [o] 2001 and will be closed on March 16, 2001 at 11:59 p.m., New York time.

The holders of shares issued by Uproar Inc. can file their acceptance form with EASDAQ, directly or through the intermediary of their financial institution.

To validly accept the offer, the holders of shares issued by Uproar Inc. must complete and sign the acceptance forms attached to this document.



                                  REGIME FISCAL

1.       GENERAL
Ci-dessous se trouve expose le regime fiscal general applicable a l'acquisition, la possession et la vente d'actions par des residents belges, personnes physiques ou morales (ci-apres les "porteurs belges").

Cette description est redigee sur la base du droit fiscal belge en vigueur a la date de l'Offer Document auquel le present document se rapporte, sous reserve de tout changement qui pourrait intervenir en droit belge, y compris tout changement avec effet retroactif. Il n'est tenu compte ni des lois fiscales applicables dans d'autres pays que la Belgique (point sur lequel il est renvoye a l'Offer Document), ni des circonstances individuelles propres a chaque investisseur. Il est recommande a tout investisseur potentiel de consulter ses conseillers fiscaux quant au regime fiscal belge et aux autres consequences fiscales applicables a l'acquisition, la vente, la propriete et la detention d'actions.


2.       TAXE SUR LES OPERATIONS DE BOURSE

En principe, une taxe est applicable a toute transmission, comme par exemple en cas de souscription, d'achat ou de vente d'actions en Belgique, a l'intervention d'un intermediaire professionnel. Le taux applicable a toute transmission a titre onereux en Belgique d'actions a l'intervention d'un intermediaire professionnel est de 0,17%, avec un plafond de BEF 10.000 (euro248) par transaction.

Une exemption s'applique a certains intermediaires professionnels (par exemple aux institutions de credit), aux compagnies d'assurances, aux fonds de pension et aux societes de placement collectif agissant pour leur propre compte.

3.       IMPOT SUR LE TRANSFERT MATERIEL DE TITRES AU PORTEUR
Un impot s'applique a la transmission materielle d'actions consecutivement a leur souscription ou a leur acquisition a titre onereux en Belgique via un intermediaire professionnel. Cet impot est egalement du en cas de remise d'actions en Belgique suite a un retrait de chez un depositaire belge en OPEN CUSTODY.

Cet impot est du au taux de 0,2% sur les montants payes par l'acquereur en cas d'acquisition ou, en cas de retrait de chez un depositaire en OPEN CUSTODY, sur la valeur venale des actions, telle qu'estimee par ce dernier.



4.       IMPOSITION DES PLUS-VALUES
Les porteurs belges personnes physiques qui detiennent des actions a titre d'investissement prive ne sont pas soumis a l'impot belge sur la plus-value applicable a la vente d'actions. Toutefois, ils peuvent etre soumis a un impot de 33% (augmente de l'impot communal et de la contribution complementaire de crise) si la plus-value est consideree comme "speculative".

Les porteurs belges personnes physiques qui detiennent des actions a des fins professionnelles sont imposes sur les plus-values qu'ils realisent a l'achat, l'echange, la vente ou autre transmission de ces actions aux taux progressifs ordinaires de l'impot des personnes physiques.

Les porteurs belges soumis a l'impot des societes ne sont en principe pas imposes sur les plus-values qu'ils realisent a l'achat, l'echange, la vente ou autre transmission d'actions a condition que les dividendes resultant de ces actions puissent beneficier du regime de la "deduction de dividendes" (sous reserve de la condition de participation minimum).

Les porteurs belges soumis a l'impot des personnes morales ne sont pas soumis a l'impot belge sur les plus-values realisees suite a l'achat, l'echange, la vente ou autre transmission d'actions.



Le [19 fevrier 2001]